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       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                     ---------------------------
                              FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1995
                                    -----------------

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from              to
                                         ------------    -------------
     Commission file number 1-5851
                            ------



           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
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                     (Full title of plan)




                   RHONE-POULENC RORER INC.
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   (Name of issuer of securities held pursuant to the plan)





      500 Arcola Road    Collegeville, Pennsylvania           19426
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           (Address of principal executive offices)        (Zip code)




     Registrant's telephone number, including area code: 610-454-8000
                                                         ------------

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

           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                  ANNUAL REPORT ON FORM 11-K
             For the year ended December 31, 1995



                       Table of Contents
                       -----------------
                                                                    Page No.*
                                                                    --------
(a)  Financial Statements:

          Report of Independent Accountants                             2

          Statements of Net Assets Available for Benefits
               at December 31, 1995 and 1994                            3

          Statements of Changes in Net Assets Available for
               Benefits for the years ended
               December 31, 1995 and 1994                               4

          Notes to Financial Statements                                5-16


     Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes
               at December 31, 1995                                     17

          Schedule of Reportable Transactions
               for the year ended December 31, 1995                     18

* Refers to page number in the 1995 Annual Report of the Rhone-Poulenc Rorer Employee Savings Plan.


(b)  Exhibits:

          (1)  Consent of Independent Accountants.

                     ANNUAL REPORT OF THE

           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                    -----------------------


             For the year ended December 31, 1995

                     ANNUAL REPORT OF THE
           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

   INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                         __________


                                                             Page No.
                                                             --------



Financial Statements:

     Report of Independent Accountants                            2

     Statements of Net Assets Available for Benefits at
          December 31, 1995 and 1994                              3

     Statements of Changes in Net Assets Available for
          Benefits for the years ended
          December 31, 1995 and 1994                              4

     Notes to Financial Statements                               5-16


Supplemental Schedules:


     Schedule of Assets Held for Investment Purposes
          at December 31, 1995                                    17

     Schedule of Reportable Transactions
          for the year ended December 31, 1995                    18

               Report of Independent Accountants
               ---------------------------------

To the Employee Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Rhone-Poulenc Rorer Employee Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/  COOPERS & LYBRAND L.L.P.
                                     -------------------------------
                                            COOPERS & LYBRAND L.L.P.

Philadelphia, Pennsylvania
May 29, 1996

           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                             December 31,
                                     -----------------------------
                                         1995            1994
                                     ------------     ------------
ASSETS
Investments                          $233,498,703     $178,507,350

Cash                                      607,304          733,648

Receivables:
     Employer contributions               531,402          559,709
     Employee contributions             1,203,144        1,156,910
     Dividends                          1,647,066          646,383
                                     ------------     ------------
                                        3,381,612        2,363,002

Loans to participants                   7,362,143        7,063,127
                                     ------------     ------------
Total assets                          244,849,762      188,667,127
                                     ------------     ------------
LIABILITIES
Payable to Rhone-Poulenc Rorer Inc.       125,000               --
                                     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS    $244,724,762     $188,667,127
                                     ============     ============

        See accompanying notes to financial statements.

           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                     For the years ended December 31,
                                     ------------------------------
                                         1995              1994
                                     ------------      ------------
ADDITIONS
Contributions:
     Employer                        $  7,078,341      $  7,377,891
     Employee                          15,154,154        15,379,175

Investment income:
     Interest income                    7,897,738         7,111,337
     Dividend income                    4,087,814         2,914,652

Net appreciation (depreciation)        33,307,427        (2,230,171)
                                     ------------      ------------
Total additions                        67,525,474        30,552,884
                                     ------------      ------------

DEDUCTIONS
Withdrawals and terminations           11,467,839         8,671,206
                                     ------------      ------------
NET INCREASE                           56,057,635        21,881,678

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                188,667,127       166,785,449
                                     ------------      ------------
     End of year                     $244,724,762      $188,667,127
                                     ============      ============


        See accompanying notes to financial statements.

           RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                 NOTES TO FINANCIAL STATEMENTS



NOTE 1.   Summary of Significant Plan Provisions

Plan Description

The Rhone-Poulenc Rorer Employee Savings Plan (the "Plan") is a voluntary, defined contribution Section 401(k) plan for salaried and hourly employees of Rhone-Poulenc Rorer Inc. (the
"Company") and its U.S. subsidiaries.

Trustee and Recordkeeper

The American Express Trust Company (the "Trustee") is the
Plan's recordkeeper and trustee.

Plan Administrator

The Employee Savings Plan Committee (the "Committee"), as appointed by the Company's Board of Directors, is responsible for the general administration of the Plan.

Eligibility

Employees are eligible to join the Plan following the completion of three months of service (full-time employees) or one year of service (part-time employees). As of December 31, 1995, there were 5,655 participants in the plan.

Contributions

All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 6 percent of annual basic compensation (to a maximum of $6,000) as a basic contribution. In addition, each participant may make an additional supplemental contribution, subject to certain limitations. The total of the basic and supplemental contributions can not exceed IRS limitations for each plan year. For the 1995 and 1994 plan years, the total of such contributions can not exceed $9,240. This amount has been raised by the IRS in 1996 to $9,500. If a participant's annual contributions exceed the dollar limitation set by the IRS thereby requiring a distribution of such excess contributions, the participant will forfeit any employer contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

The Company's basic matching contribution for the majority of plan participants is as follows:
                                          Company
   Percent of Basic Contribution   Contribution Percentage
   -----------------------------   -----------------------
           1st 1%                         100%
           2nd 1%                          90%
           3rd 1%                          80%
        4th through 6th 1%                 50%

Employer contributions may be made in shares of the Company's common stock or in cash which is then used to purchase the Company's common stock. Employer contributions for the 1995 and 1994 plan years were made in cash.

Vesting

All participants are fully vested at all times in all amounts held in their accounts.

Investment Options

Investment options include the following vehicles: IDS Discovery Fund, Inc.; IDS Federal Income Fund, Inc.; IDS International Fund, Inc.; IDS Managed Retirement Fund, Inc.; IDS Mutual; IDS New Dimensions Fund, Inc. (collectively, the "IDS funds"); American Express Trust Equity Index Fund I; Interest Accumulation Account; and Rhone-Poulenc Rorer Inc. Common Stock Account. The American Express Trust Equity Index Fund I replaced the IDS Trust Collective Equity Index II Account in February 1994. The IDS funds are managed by American Express Financial Corporation. Participants may choose any combination of available investment vehicles in increments of one percent of their contribution.

All employer contributions are made to the Rhone-Poulenc Rorer Inc. Common Stock Account. Prior to 1996, a participant could not elect to transfer employer contributions from common stock to another investment medium until the participant reached age
55. In January 1996, the Plan was amended to allow participants to transfer all employer contributions made after December 18, 1992 to another investment medium after a period of 36 months from the date of contribution, regardless of the participant's age.

New Investment Options in 1996

Effective June 3, 1996, four new investment options are available to participants: IDS Selective Fund, Inc. (Class
Y), an investment-grade bond fund; IDS Growth Fund, Inc. (Class Y), an equity fund; Templeton Foreign Fund (Class II), an equity fund investing primarily in non-U.S. companies; and AIM Constellation Fund (Class B), an equity fund investing primarily in medium-sized and smaller emerging growth companies.

Withdrawals/Distributions

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, he (or in the case of death, his beneficiary) is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from his designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account are typically made in a single payment; however, distributions for reasons other than death may be made under a continuous withdrawal method at the discretion of the Committee. Deferrals of distributions can not be made past the age of 70 1/2.

While employed, a participant may make certain withdrawals upon written notice of (1) his basic and supplemental contributions made prior to July 1, 1984, with the limitation of one such withdrawal in any plan year, (2) the earnings on the pre-July 1, 1984 basic and supplemental contributions and rollover contributions, (3) employer contributions which are held in investment vehicles other than the Rhone-Poulenc Rorer Inc. Common Stock Account and which have been held in such vehicles for at least two years, and (4) post-June 30, 1984 basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum

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

distribution rules apply for full plan withdrawals made after age 59 1/2. A ten percent surtax, as well as a twenty percent mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions, including distributions due to death or permanent disability.

Loan Provisions

Any participant who is an employee may apply for a loan provided the request does not exceed 50% of his vested account value and the total outstanding does not exceed $50,000. Company matching contributions can not be liquidated within 36 months of contribution to provide any portion of the loan principal. Only one loan may be made every 365 days and all loans are subject to approval by the Committee. Loan terms are generally limited to five years with no penalty for early repayment. Interest rates are determined by the Committee in accordance with prevailing market rates on similar types of loans. Interest paid by the participant is credited to the participant's account. If a participant defaults on an outstanding loan, the unpaid amount is treated as a taxable withdrawal and is subject to the ten percent surtax (prior to age 59 1/2) referred to above and federal income taxes. Administrative expenses associated with loans are paid by the Company.

When a participant receives a distribution from the Plan, any outstanding loan balance (plus accrued interest) will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when he becomes entitled to a distribution as long as his remaining interest in the Plan exceeds his outstanding loan balance.

Plan Expenses

Brokerage commissions in connection with the Plan's purchase or sale of securities are added to the cost of the securities or deducted from the proceeds thereof, as the case may be.
All other costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

Cash Advances

In accordance with an agreement between the Company and the Trustee, the Company periodically makes cash advances to the Plan to cover temporary cash shortages in the Rhone-Poulenc Rorer Inc. Common Stock Account and the Interest Accumulation Account resulting from the timing of transaction settlement. At December 31, 1995, outstanding cash advances under this arrangement totaled $125,000. This amount was repaid to the Company in January 1996.

Termination of the Plan

The Company's Board of Directors may amend or suspend the Plan from time to time and may terminate the Plan at any time (although there is no present intent to do so) provided, however, that no such action may cause the participants' employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.


NOTE 2.   Summary of Significant Accounting Policies

Investments

All of the IDS funds and the American Express Trust Equity Index Fund I are stated at the fair market value of the particular fund. The Interest Accumulation Account is stated at contract value (cost plus interest income earned on an accrual basis) which approximates fair value. The Rhone-Poulenc Rorer Inc. Common Stock Account is stated at the fair market value of the Company's common stock.

Concentration of Credit Risk

The Plan has invested substantially all of its assets in investment accounts with five insurance companies, in American Express Trust Company funds and in Rhone-Poulenc Rorer Inc. common stock. Assets invested are subject to certain risks, which could result in losses to the Plan in the event of non-performance.

In general, unless otherwise noted, no single common stock issue represented more than 4% of the total assets of a particular IDS fund at December 31, 1995 and 1994. The IDS Federal Income Fund, Inc. holds approximately 62% (1994: 60%) of its total assets in the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation with the remaining 38% (1994: 40%) held in various other U.S. Government securities, primarily U.S. Treasury Bills. The IDS International Fund, Inc. holds various securities of companies located in Japan, United Kingdom and France which comprised 28%, 15% and 8%, respectively, of the total fund balance (1994: 25%, 14% and 7%, respectively).

The Plan requires no collateral to support its investments.
The nature of the investments is discussed more fully in Note 3.

Contributions

Contributions from employees are deposited as soon as practicable but no more than thirty days after the end of the calendar month in which the Company and its participating subsidiaries make payroll deductions from plan participants. Contributions from the employees and the Company are recorded in the same period as the corresponding payroll deductions.

Net Appreciation (Depreciation)

The Plan presents in the Statements of Changes in Net Assets
Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and unrealized appreciation
(depreciation) on those investments.

Use of Estimates

Certain amounts included in the accompanying financial statements and related footnotes reflect the use of estimates based on assumptions made by the Plan's management. Actual amounts could differ from those estimates.

Reclassifications

Certain prior year items have been reclassified to conform to current classifications.


NOTE 3.   Significant Aspects of Investment Options

IDS Discovery Fund, Inc. (Class Y)

The IDS Discovery Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks of small and medium size growth companies, many of which specialize in technological innovation. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 322,372 at $10.279 per unit and 260,276 at $11.104 per unit, respectively. There were 1,152 participants in the fund at December 31, 1995 (1994: 1,008).

IDS Federal Income Fund, Inc. (Class Y)

The IDS Federal Income Fund, Inc. (Class Y) invests primarily in U.S. government and government agency securities. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 233,226 at $5.090 per unit and 174,199 at
$4.775 per unit, respectively. There were 455 participants in the fund at December 31, 1995 (1994: 385).

IDS International Fund, Inc. (Class Y)

The IDS International Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of foreign issuers. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 429,000 at $10.174 per unit and 462,314 at $9.465 per unit, respectively. There were 1,108 participants in the fund at December 31, 1995 (1994: 1,090).

IDS Managed Retirement Fund, Inc. (Class Y)

The IDS Managed Retirement Fund, Inc. (Class Y) is a diversified mutual fund that invests in common and preferred stocks, convertible securities, debt securities and money market instruments issued by both U.S. and foreign companies. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 708,725 at $11.619 per unit and 617,573 at $10.345 per unit, respectively. There were 1,427 participants in the fund at December 31, 1995 (1994: 1,286).

IDS Mutual (Class Y)

IDS Mutual (Class Y), a part of IDS Investment Series, Inc., is a diversified mutual fund that invests in common stocks and senior securities (preferred stock and debt securities) issued by U.S. and foreign companies as well as convertible securities and money market instruments. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 497,144 at $13.077 per unit and 402,014 at $11.021 per unit, respectively. There were 1,306 participants in the fund at December 31, 1995 (1994: 1,184).

IDS New Dimensions Fund, Inc. (Class Y)

The IDS New Dimensions Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of U.S. and foreign companies. Total units and unit values invested in the fund at December 31, 1995 and 1994 were 776,461 at $17.271 per unit and 540,153 at $13.289 per unit, respectively. There were 2,065 participants in the fund at December 31, 1995 (1994:
1,718).

American Express Trust Equity Index Fund I

The American Express Trust Equity Index Fund I is a fund of common stocks designed to closely match the total investment performance of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index"). In February 1994, The American Express Trust Equity Index Fund I replaced the IDS Trust Collective Equity Index Fund II. The American Express account portfolio contains all common stock issues represented in the S&P 500 Index except for stock of American Express Financial Corporation. No single common stock issue can exceed 10% of the account portfolio at the time of purchase. The fund is passively maintained; transactions occur only for the purpose of investing new contributions, funding withdrawals, or adjusting to changes made in the composition of stocks included in the S&P 500 Index. Total units and unit values invested in the fund at December 31, 1995 and December 31, 1994 were 1,462,740 at $16.710 per unit and 1,437,629 at
$12.169 per unit, respectively. There were 2,069 participants in the fund at December 31, 1995 (1994: 2,002).

Interest Accumulation Account

The Interest Accumulation Account is a pool of interest-bearing contracts, the principal and interest of which are guaranteed by the issuing companies. Issuing companies of contracts in the account at December 31, 1995 were Aetna Life Insurance Company, John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance, The Prudential Insurance Company of America, and New York Life Insurance Company. The contracts, which had an aggregate fair market value of $98,616,940, are considered fully benefit-responsive. Each contract is subject to early termination penalties which may be significant. The interest rates on funds on deposit in the Interest Accumulation Account ranged from 5.53 percent to 9.05 percent in both 1995 and 1994. The weighted average interest rate of all outstanding contracts at December 31, 1995 was
8.20 percent. There were 4,171 participants in the account at December 31, 1995 (1994: 4,241).

Rhone-Poulenc Rorer Inc. Common Stock Account

This account consists of Rhone-Poulenc Rorer Inc. common stock acquired at the prevailing market price and temporary investments held by the Trustee. Total shares held in the account as of December 31, 1995 and 1994 were 1,378,927 and 1,282,833, respectively. Share values as of December 31, 1995 and 1994 were $53.25 and $36.50 per share, respectively.
There were 5,602 participants in the account at December 31, 1995 (1994: 5,547). The amount of this account that was non-participant-directed at December 31, 1995 approximated $23.4 million, which was primarily related to the past 36 months of employer contributions.

Allocation of Investment Performance

Investment performance (i.e., interest and dividends) within the Funds is allocated to participant accounts based on a participant's relative unit value interest in an individual fund at the earnings date.


NOTE 4.   Tax Status

The Company obtained a determination letter from the Internal Revenue Service ("IRS") in May 1995 stating that the Plan, as amended and restated effective January 1, 1992, qualifies under Section 401(a) of the Internal Revenue Code and is therefore exempt from income taxes thereunder. The Committee believes that the Plan is operating in compliance with all applicable IRS regulations.


NOTE 5.   Subsequent Transfers to and from the Plan (Unaudited)

Effective January 1, 1996, plan assets totaling $41,588,093 were transferred from the Plan into two separate Section 401(k) savings plans established by Centeon L.L.C., a joint venture company. The amount represented participant balances of 1,526 former Company employees who transferred to Centeon L.L.C. The amount of the transfer, by fund, was as follows:

IDS Discovery Fund, Inc.                        $   602,461
IDS Federal Income Fund, Inc.                       269,302
IDS International Fund, Inc.                        845,221
IDS Managed Retirement Fund, Inc.                 1,135,031
IDS Mutual                                        1,332,543
IDS New Dimensions Fund, Inc.                     2,199,595
American Express Trust Equity Index Fund I        2,993,282
Interest Accumulation Account                    14,492,163
Rhone-Poulenc Rorer Inc. Common Stock Account    15,836,719
Participants' Promissory Notes Account            1,881,776
                                                -----------
                                                $41,588,093
                                                ===========

Effective May 1, 1996, plan assets of the Applied Immune
Sciences, Inc. ("AIS") Employee Savings Plan, totaling approximately $2 million, were transferred into the Plan.

NOTE 6.   Net Assets Available for Benefits by Account

Net assets available for benefits by account at December 31, 1995 and 1994 were as follows:

                                December 31, 1995
                    IDS        IDS         IDS        IDS                     IDS NEW
                 DISCOVERY   FEDERAL    INTERNAT-    MANAGED                 DIMENSIONS
                   FUND,     INCOME       IONAL     RETIREMENT     IDS          FUND,
                    INC.    FUND, INC.  FUND, INC.  FUND, INC.    MUTUAL        INC.
                ----------  ----------  ----------  ----------  ----------  -----------
ASSETS
Investments     $3,313,666  $1,187,119  $4,364,642  $8,234,673  $6,501,151  $13,410,264
Cash                   160          57         210         396         313          646
Receivables:
Employer
contributions           --          --          --          --          --           --
Employee
contributions       63,557      20,512      59,662     109,241      91,577      185,569
Dividends          918,543          --     131,626          --          --      596,897
Loans to
participants            --          --          --          --          --           --
                ----------  ----------  ----------  ----------  ----------  -----------
Total assets     4,295,926   1,207,688   4,556,140   8,344,310   6,593,041   14,193,376
                ----------  ----------  ----------  ----------  ----------  -----------
LIABILITIES
Payable to Rhone-
Poulenc Rorer Inc.      --          --          --          --          --           --
                ----------  ----------  ----------  ----------  ----------  -----------
NET ASSETS
AVAILABLE FOR
BENEFITS        $4,295,926  $1,207,688  $4,556,140  $8,344,310  $6,593,041  $14,193,376
                ==========  ==========  ==========  ==========  ==========  ===========

                 AMERICAN                   RHONE-
                  EXPRESS                   POULENC   PARTICIPANTS'
                   TRUST      INTEREST     RORER INC.  PROMISSORY
                  EQUITY    ACCUMULATION COMMON STOCK     NOTES        COMBINED
               INDEX FUND I    ACCOUNT      ACCOUNT      ACCOUNT       ACCOUNTS
                -----------  -----------  -----------  -----------  ------------
ASSETS
Investments     $24,442,385  $98,616,940  $73,427,863  $        --  $233,498,703
Cash                  1,177      269,013      335,332           --       607,304
Receivables:
Employer
contributions            --           --      531,402           --       531,402
Employee
contributions       111,364      358,952      202,710           --     1,203,144
Dividends                --           --           --           --     1,647,066
Loans to
participants             --           --           --    7,362,143     7,362,143
                -----------  -----------  -----------  -----------  ------------
Total assets     24,554,926   99,244,905   74,497,307    7,362,143   244,849,762
                ===========  ===========  ===========  ===========  ============
LIABILITIES
Payable to Rhone-
Poulenc Rorer Inc.       --           --      125,000           --       125,000
                -----------  -----------  -----------  -----------  ------------
NET ASSETS
AVAILABLE FOR
BENEFITS        $24,554,926  $99,244,905  $74,372,307   $7,362,143  $244,724,762
                ===========  ===========  ===========  ===========  ============

                                   11

NOTE 6.   Net Assets Available for Benefits by Account (continued)

                                December 31, 1994

                              IDS        IDS
                   IDS      FEDERAL   INTERNAT-     IDS                  IDS NEWION
                DISCOVERY    INCOME    IONAL      MANAGED                DIMENSIONS
                  FUND,      FUND,      FUND,    RETIREMENT      IDS        FUND,
                  INC.        INC.      INC.      FUND, INC.    MUTUAL      INC.
                ----------  --------  ----------  ----------  ----------  ----------
ASSETS
Investments     $2,890,101  $831,800  $4,375,798  $6,388,793  $4,430,597  $7,178,093
Cash                   109        31         164         240         166         270
Receivables:
Employer
contributions           --        --          --          --          --          --
Employee
contributions       57,163    17,809      71,719      97,161      75,952     133,361
Dividends            6,525        --     303,343          --          --     336,515
Loans to
participants            --        --          --          --          --          --
                ----------  --------  ----------  ----------  ----------  ----------
Total assets     2,953,898   849,640   4,751,024   6,486,194   4,506,715   7,648,239
                ----------  --------  ----------  ----------  ----------  ----------
LIABILITIES             --        --          --          --          --          --
                ----------  --------  ----------  ----------  ----------  ----------
NET ASSETS
AVAILABLE FOR
BENEFITS        $2,953,898  $849,640  $4,751,024  $6,486,194  $4,506,715  $7,648,239
                ==========  ========  ==========  ==========  ==========  ==========

                 AMERICAN                   RHONE-
                  EXPRESS     INTEREST     POULENC    PARTICIPANTS'
                   TRUST      ACCUMUL-    RORER INC.   PROMISSORY
                  EQUITY        ATION       COMMON       NOTES        COMBINED
               INDEX FUND I    ACCOUNT   STOCK ACCOUNT   ACCOUNT      ACCOUNTS
                -----------  -----------  -----------  -----------  ------------
ASSETS
Investments     $17,494,513  $88,094,250  $46,823,405  $        --  $178,507,350
Cash                    657      431,833      300,178           --       733,648
Receivables:
Employer
contributions            --           --      559,709           --       559,709
Employee
contributions       104,475      406,635      192,635           --     1,156,910
Dividends                --           --           --           --       646,383
Loans to
participants             --           --           --    7,063,127     7,063,127
                -----------  -----------  -----------  -----------  ------------
Total assets     17,599,645   88,932,718   47,875,927    7,063,127   188,667,127
                -----------  -----------  -----------  -----------  ------------
LIABILITIES              --           --           --           --            --
                -----------  -----------  -----------  -----------  ------------
NET ASSETS
AVAILABLE
FOR BENEFITS    $17,599,645  $88,932,718  $47,875,927  $ 7,063,127  $188,667,127
                ===========  ===========  ===========  ===========  ============

                                        12

NOTE 7.   Changes in Net Assets Available for Benefits by Account

Changes in net assets available for benefits by account for the years ended
December 31, 1995 and 1994 were as follows:

                      For the year ended December 31, 1995

                               IDS         IDS         IDS
                    IDS       FEDERAL     INTERNA-    MANAGED                  IDS NEW
                 DISCOVERY    INCOME       TIONAL    RETIREMENT    IDS       DIMENSIONS
                 FUND, INC.  FUND, INC.  FUND, INC.  FUND, INC.   MUTUAL     FUND, INC.
                 ----------  ----------  ----------  ----------  ----------  -----------
ADDITIONS:
Contributions:
Employer         $       --  $       --  $       --  $       --  $       --  $        --
Employee            808,207     286,086     863,152   1,341,317   1,106,664    2,028,231
Investment income:
Interest income      24,445       6,917      22,054      31,661      26,020       51,659
Dividend income     918,543      64,807     131,626     479,652     302,984      596,897
Net appreciation
(depreciation)     (372,896)     60,502     265,486     765,593     880,881    2,432,522
Transfers, net      132,767       7,511  (1,197,315)     (4,806)    165,335    2,222,768
                 ----------  ----------  ----------  ----------  ----------  -----------
Total additions   1,511,066     425,823      85,003   2,613,417   2,481,884    7,332,077
                 ----------  ----------  ----------  ----------  ----------  -----------
DEDUCTIONS
Withdrawals and
terminations        169,038      67,775     279,887     755,301     395,558      786,940
                 ----------  ----------  ----------  ----------  ----------  -----------
NET INCREASE
(DECREASE)        1,342,028     358,048    (194,884)  1,858,116   2,086,326    6,545,137

NET ASSETS AVAIL-
ABLE FOR BENEFITS:
Beginning of year 2,953,898     849,640   4,751,024   6,486,194   4,506,715    7,648,239
                 ----------  ----------  ----------  ----------  ----------  -----------
End of year      $4,295,926  $1,207,688  $4,556,140  $8,344,310  $6,593,041  $14,193,376
                 ==========  ==========  ==========  ==========  ==========  ===========
                                                   (continued on next page)

                                      13

NOTE 7.   Changes in Net Assets Available for Benefits by Account (continued)

                      For the year ended December 31, 1995

                  AMERICAN                  RHONE-
                   EXPRESS     INTEREST     POULENC    PARTICIPANTS'
                    TRUST      ACCUMUL-    RORER INC.   PROMISSORY
                   EQUITY        ATION       COMMON       NOTES         COMBINED
                INDEX FUND I    ACCOUNT   STOCK ACCOUNT  ACCOUNT        ACCOUNTS
                 -----------  -----------  -----------  ----------    ------------
ADDITIONS
Contributions:
Employer         $        --  $        --  $ 7,078,341  $       --    $  7,078,341
Employee           1,359,923    5,055,796    2,304,778          --      15,154,154
Investment income:
Interest income       52,795    7,578,437      103,750          --       7,897,738
Dividend income           --           --    1,593,305          --       4,087,814
Net appreciation
(depreciation)     6,516,509       62,106   22,696,724          --      33,307,427
Transfers, net       254,851    2,866,526   (4,746,653)    299,016 (1)          --
                 -----------  -----------  -----------  ----------    ------------
Total additions    8,184,078   15,562,865   29,030,245     299,016      67,525,474
                 -----------  -----------  -----------  ----------    ------------
DEDUCTIONS
Withdrawals and
terminations       1,228,797    5,250,678    2,533,865          --      11,467,839
                 -----------  -----------  -----------  ----------    ------------
NET INCREASE
(DECREASE)         6,955,281   10,312,187   26,496,380     299,016      56,057,635

NET ASSETS AVAIL-
ABLE FOR BENEFITS:
Beginning of year 17,599,645   88,932,718   47,875,927   7,063,127     188,667,127
                 -----------  -----------  -----------  ----------    ------------
End of year      $24,554,926  $99,244,905  $74,372,307  $7,362,143    $244,724,762
                 ===========  ===========  ===========  ==========    ============


(1)   1995 transfers include new loans issued of $3,181,692 and repayments of $2,882,676.

                                         14

NOTE 7.   Changes in Net Assets Available for Benefits by Account (continued)

                      For the year ended December 31, 1994

                        IDS        IDS       IDS         IDS
                     DISCOVERY   FEDERAL   INTERNA-     MANAGED                  IDS NEW
                       FUND,      INCOME    TIONAL     RETIREMENT     IDS       DIMENSIONS
                        INC.    FUND, INC. FUND, INC.  FUND, INC.    MUTUAL      FUND, INC.
                     ----------  --------  ----------  ----------  ----------  -------------
ADDITIONS
Contributions:
Employer             $       --  $     --  $       --  $       --  $       --  $     --
Employee                751,055   279,853     931,299   1,258,283   1,034,002      1,752,170
Investment income:
Interest income          24,764    10,538      22,015      31,063      28,103         45,828
Dividend income           6,525    47,401     303,343     529,673     403,617        336,515
Net appreciation
(depreciation)         (223,279)  (49,127)   (473,877)   (827,477)   (539,100)      (565,548)
Transfers, net         (266,845) (223,086)  1,751,793     642,164    (578,667)        47,827
                     ----------  --------  ----------  ----------  ----------  -------------
Total additions         292,220    65,579   2,534,573   1,633,706     347,955      1,616,792
                     ----------  --------  ----------  ----------  ----------  -------------
DEDUCTIONS
Withdrawals and
terminations            137,779   115,911     124,119     362,053     346,966        276,247
                     ----------  --------  ----------  ----------  ----------  -------------
NET INCREASE
(DECREASE)              154,441   (50,332)  2,410,454   1,271,653         989      1,340,545

NET ASSETS AVAIL-
ABLE FOR BENEFITS:
Beginning of year     2,799,457   899,972   2,340,570   5,214,541   4,505,726      6,307,694
                     ----------  --------  ----------  ----------  ----------  -------------
End of year          $2,953,898  $849,640  $4,751,024  $6,486,194  $4,506,715     $7,648,239
                     ==========  ========  ==========  ==========  ==========  =============
                                                     (continued on next page)

                                                15

NOTE 7.   Changes in Net Assets Available for Benefits by Account (continued)

                      For the year ended December 31, 1994

                        IDS TRUST      AMERICAN                   RHONE-
                        COLLECTIVE     EXPRESS                    POULENC     PARTICIPANTS'
                          EQUITY        TRUST       INTEREST     RORER INC.   PROMISSORY
                          INDEX         EQUITY    ACCUMULATION     COMMON        NOTES         COMBINED
                          FUND II    INDEX FUND I   ACCOUNT     STOCK ACCOUNT   ACCOUNT        ACCOUNTS
                         -----------  -----------  -----------  ------------  -----------    ------------
ADDITIONS
Contributions:
Employer                  $        --  $        --  $        --  $ 7,377,891  $        --    $  7,377,891
Employee                       (3,512)   1,413,438    5,381,141    2,581,446           --      15,379,175
Investment income:
Interest income                 4,932       49,227    6,793,918      100,949           --       7,111,337
Dividend income                    --           --           --    1,287,578           --       2,914,652
Net appreciation
(depreciation)                597,169     (389,083)     (23,899)     264,050           --      (2,230,171)
Transfers, net            (19,308,225)  17,400,797      988,960     (908,410)     453,692 (1)          --
                          -----------  -----------  -----------  -----------  -----------    ------------
Total additions           (18,709,636)  18,474,379   13,140,120   10,703,504      453,692      30,552,884
                          -----------  -----------  -----------  -----------  -----------    ------------
DEDUCTIONS
Withdrawals and
terminations                  138,528      874,734    4,674,361    1,620,508           --       8,671,206
                          -----------  -----------  -----------  -----------  -----------    ------------
NET INCREASE
(DECREASE)                (18,848,164)  17,599,645    8,465,759    9,082,996      453,692      21,881,678

NET ASSETS AVAIL-
ABLE FOR BENEFITS:
Beginning of year          18,848,164           --   80,466,959   38,792,931    6,609,435     166,785,449
                          -----------  -----------  -----------  -----------  -----------    ------------
End of year               $        --  $17,599,645  $88,932,718  $47,875,927  $ 7,063,127    $188,667,127
                          ===========  ===========  ===========  ===========  ===========    ============

(1)  1994 transfers include new loans issued of $2,843,165 and repayments of $2,389,473.


                          SUPPLEMENTAL SCHEDULES


                    RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                         December 31, 1995
Party-in                                                           ------------------------
interest Identity of Issue           Description of Asset            Cost      Current Value
- -------- ------------------------    -------------------------   ------------  ------------
  N/A    IDS Discovery Fund, Inc.    Equity mutual fund
         (Class Y)                   (322,372 units at $10.279   $  3,790,965  $  3,313,666
                                     per unit)

  N/A    IDS Federal Income Fund,    Fixed income mutual fund
         Inc. (Class Y)              (233,226 units at $5.090       1,176,739     1,187,119
                                     per unit)

  N/A    IDS International Fund,     Equity mutual fund
         Inc. (Class Y)              (429,000 units at $10.174      4,281,742     4,364,642
                                     per unit)

  N/A    IDS Managed Retirement      Balanced mutual fund
         Fund, Inc.                  (708,725 units at $11.619      8,123,161     8,234,673
         (Class Y)                   per unit)

  N/A    IDS Mutual (Class Y)        Balanced mutual fund
                                     (497,144 units at $13.077      6,153,718     6,501,151
                                     per unit)

  N/A    IDS New Dimensions Fund,    Equity mutual fund
         Inc. (Class Y)              (776,461 units at $17.271     11,457,758    13,410,264
                                     per unit)

  N/A    American Express Trust      Equity index fund
         Equity Index Fund I         (1,462,740 units at           18,894,653    24,442,385
                                     $16.710 per unit)

  N/A    Aetna Group Deferred        Interest accumulation
         Annuity Contract            account                       28,744,502    45,588,097
                                     (Interest rate of 9.05%;
                                     matures 1/15/99)

  N/A    John Hancock Group          Interest accumulation
         Deferred Annuity            account
         Contracts                   (Interest rates of 5.56%,
                                     8.14% and 8.92%; mature       14,600,000    18,393,575
                                     1/30/98, 1/15/01 and
                                     1/31/98, respectively)

  N/A    Metropolitan Life           Interest accumulation
         Insurance                   account (Interest             12,595,000    13,550,724
         Group Deferred Annuity      rate of 8.08%;
         Contract                    matures 1/15/00)

  N/A    The Prudential Group        Interest accumulation
         Deferred Annuity            account (Interest              4,681,696     7,229,002
         Contract                    rate of 6.52%;
                                     matures 1/21/99)

  N/A    New York Life Group         Interest accumulation
         Deferred Annuity            account (Interest
         Contracts                   rates of 5.53%                12,500,000    13,855,542
                                     and 8.10%; mature 1/17/00
                                     and 1/16/01, respectively)

   *     Rhone-Poulenc Rorer Inc.    Rhone-Poulenc Rorer Inc.
         Common Stock Account        common stock (1,378,927       55,098,144    73,427,863
                                     shares at $53.25 per share)

  N/A    American Express Trust      Income fund                      268,328       269,013
         Income Fund II

  N/A    American Express Trust
         Money Market Fund I         Money market fund                110,218       110,218

  N/A    Participant Promissory      Participant loans at
         Notes Account               interest rates of 6.75%
                                     to 16.85%                      7,362,143     7,362,143
                                                                 ------------  ------------
                                                                 $189,838,767  $241,240,077
                                                                 ============  ============

                                                 17

                          RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                       LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS


                                                   For the year ended December 31, 1995
Identity of                          Number       Net         Net                                  Net
 Party                                 of       Purchase    Selling                  Current       Gain
Involved    Description of Asset  Transactions   Price       Price        Cost        Value     or (Loss)
- ---------   --------------------   ----------   --------    -------     --------     -------    ---------

Single transactions exceeds 5% of value
- ---------------------------------------
American    Aetna Group Deferred
Express     Annuity Contract at
Trust       9.05%, matures 10/2/97      1       $    --     $  1.00    $10,496,348  $10,496,348      --
Company

American    Metropolitan Life
Express     Insurance Deferred
Trust       Annuity Contract at
Company     8.08%; matures
            1/15/00                     1          1.00          --     10,000,000   10,000,000      --

American    American Express Trust
Express     Income Fund II;
Trust       718,682 units               1         14.605         --     10,496,348   10,496,348      --
Company

American    American Express Trust
Express     Income Fund II;
Trust       1,010,922 units             1             --     14.622     14,764,816   14,781,696  16,880
Company

Series of transactions with same broker exceeds 5% of value
- -----------------------------------------------------------
American    Interest Accumulation
Express     Account; Group
Trust       Deferred Annuity
Company     Contracts at rates
            from 5.53% to 8.14%;       24     $     1.00   $     --    $30,890,429  $30,890,429      --
            maturing 1997-2000         12             --       1.00     23,451,652   23,451,652      --

Series of transactions in the same security exceeds 5% of value
- ---------------------------------------------------------------
American    American Express Trust
Express     Income Fund II             129  14.565 to 15.464     --     28,596,039   28,596,039      --
Trust                                  154        --   14.574 to 15.461 28,760,442   28,796,983  36,541
Company

American    Metropolitan Life
Express     Insurance Deferred
Trust       Annuity Contract at
Company     8.08%; matures 1/15/00       1          1.00         --     10,000,000   10,000,000      --

American    American Express Trust     112          1.00         --     22,613,897   22,613,897      --
Express     Money Market Fund I        171            --       1.00     22,907,233   22,907,233      --
Trust
Company


                          SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   RHONE-POULENC RORER EMPLOYEE
                                   SAVINGS PLAN






Date:   June 26, 1996              By:   /s/ David Brandies
                                      ----------------------------
                                             David Brandies, for the
                                             Employee Savings Plan
                                             Committee, Administrator

                       INDEX TO EXHIBITS





Exhibit No.                   Exhibit
- -----------       -------------------------------------------

 (1)               Consent of Independent Accountants.